

Mail Stop 4631

June 17, 2009

Mr. Robert W. Raiford
Chief Financial Officer
ENGlobal Corporation
654 N. Sam Houston Pkwy East, Suite 400
Houston, TX 77060

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **Schedule 14A filed on April 30, 2009**
> **File No. 1-14217**

Dear Mr. Raiford:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>Cover Page</u>

1. We note from your proxy statement that three of your directors failed to timely file a change in beneficial ownership form. Please ensure that in future filings you accurately check (or leave unchecked) the Item 405-related box on your Form 10-K cover page.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33</u>

<u>Liquidity and Capital Resources, page 46</u>

2. Your credit facility agreement requires you to maintain certain financial covenants as of the end of each calendar month. If it is reasonably likely that you will not be in compliance with any of your material debt covenants, please revise your future filings to disclose the actual ratios/amounts as of each reporting date in addition to your current disclosure of the required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. Please show us in your supplemental response what the revisions will look like. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

<u>Critical Accounting Policies, page 51</u>

<u>Goodwill, page 52</u>

3. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please consider disclosing the following in future filings:
   - A qualitative and quantitative description of the material assumptions used when evaluating goodwill for impairment and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
   - If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
   Please show us in your supplemental response what the revisions will look like.

<u>Item 8 – Financial Statements and Supplementary Data, page 54</u>

<u>General</u>

4. You disclose on page 18 that you provide the manufacturers' limited warranty coverage for products you re-sell. Please tell us what consideration you gave to disclosing your warranty liability activity for each period presented. Refer to paragraph 14 of FIN 45.

5. We note your presentation of comprehensive income (loss) on page 63. Paragraph 22 of SFAS 130 requires a statement of comprehensive income that is displayed with the same prominence as your other financial statements. As such, please revise your future filings to present your statement of comprehensive income within (1) your statement of operations, (2) your statement of stockholders' equity, or (3) as a separate financial statement. Please refer to Appendix B of SFAS 130 for illustrative examples and show us in your response how you will revise your future filings accordingly.

6. You disclose on page 37 that gains and losses on the sale of fixed assets are recognized in other income (expense). If the fixed assets that are retired or disposed of are not a component of an entity, the resulting gains and losses should be included in operating income. See paragraph 45 of SFAS 144. Please revise in future filings accordingly.

7. It appears from your disclosures on page 36 there may be a number of material income and expense items partially offsetting one another within the line item "interest and other expense". Therefore, in the interest of transparency to investors, please revise your financial statement footnotes in future filings to provide a detailed listing of the components of the line item "interest and other expense" for each period presented.

Note 2 – Accounting Policies and Related Matters, page 62

Cash and Cash Equivalents, page 62

8. You disclose that checks that have not yet been paid by banks at a reporting date are reclassified to accounts payable in the financial statements. Please revise your future filings to disclose the related amounts that were reclassified to accounts payable for each period presented.

Note 5 – Earnings Per Share, page 71

9. Please revise your future filings to disclose the number of antidilutive shares, if any, by each type of security for each period presented. See paragraph 40(c) of SFAS 128.

Note 8 – Detail of Certain Balance Sheet Accounts, page 74

10. Please expand your disclosures in future filings to quantify the following as required by Rule 5-02.3(c)(4) of Regulation S-X and Financial Reporting Release Section 206:

- the amount of billed or unbilled amounts representing claims or other similar items subject to uncertainty; and
- the amount of retainage, costs in excess of billings, and trade receivables that are expected to be collected in more than one year from the balance sheet date.

   Please show us in your supplemental response what the revisions will look like.

11. The amount of your unbilled trade receivables as of December 31, 2008 compared to the prior year period more than doubled from $16 million to $34 million. Please tell us the extent to which the $34 million of unbilled trade receivables as of December 31, 2008 remained unbilled as of March 31, 2009. If a significant portion of these receivables remained unbilled as of March 31, 2009, please tell us the reasons why.

12. Please revise your future filings to more clearly explain the nature of your reserve for known contingencies and the types of contingencies it is intended to cover. For example, it is unclear if your reserve for known contingencies is intended to represent amounts owed for self-insurance liabilities and litigation accruals. Refer to paragraphs 9 and 14 of SFAS 5. Please show us in your supplemental response what the revisions will look like.

Note 11 – Operating Leases, page 78

13. Please revise your future filings to disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. Please show us in your supplemental response what the revisions to your future filings will look like. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Item 9A – Controls and Procedures, page 92

14. We note your disclosure on page 46 regarding "circumstances preventing the timely internal processing of invoices in [your] Automation segment." Please explain in your response the nature of these circumstances and tell us how you considered whether this impacted your conclusions regarding the effectiveness of

your disclosure controls and procedures as of the end of the fiscal year covered by
the report.

15. We note that your disclosure controls and procedures are effective to the extent
set forth under the subheading "Evaluation of Disclosure Controls and
Procedures." However, your disclosure does not provide the full definition of
"disclosure controls and procedures," as defined in Rule 13a-15(e) of the
Exchange Act. Please confirm to us that your disclosure controls and procedures
were effective as of December 31, 2008 insofar as they are designed to ensure that
information required to be disclosed by you in the reports you file or submit under
the Exchange Act is recorded, processed, summarized and reported, within the
time periods specified in the Commission's rules and forms, and they include,
without limitation, controls and procedures designed to ensure that information
required to be disclosed by you in the reports you file or submit under the
Exchange Act is accumulated and communicated to your management, including
your principal executive and principal financial officers, or persons performing
similar functions, as appropriate to allow timely decisions regarding required
disclosure. In addition, in future filings please either use the full definition of
disclosure controls and procedures or state that your disclosure controls and
procedures are effective or ineffective, without defining them.

Signatures, page 100

16. In future filings, please indicate who signed your Form 10-K in the capacity of
controller or principle accounting officer. See Instruction D(2)(a) of Form 10-K.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Item 1 – Financial Statements, page 4

General

17. You disclose on page 15 that you have past due account balances totaling $11.9
million for three significant customers. Please consider providing a rollforward of
the allowance for doubtful accounts in future filings so that investors are more
clearly able to determine any significant changes to your allowance during interim
periods.

Note 9 – Commitments and Contingencies, page 11

Litigation Claims, page 12

18. Please revise your discussion of the Bigler claim in future filings to disclose the amount of the accrual, if any, that you have recorded. Please also disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made. Refer to paragraphs 8-10 of SFAS 5 as well as SAB Topic 5:Y. Please show us in your supplemental response what the revisions will look like.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

General

19. We note your discussion of the impact of the current business environment. We urge you to find ways to revise your future filings to provide additional quantitative disclosures that convey to investors the current and ongoing risks that you face due to developments in the current business environment. We believe that you should provide detailed rather than general disclosures regarding these risks and exposures. For example, you should discuss the impact the developments in the current business environment could have on your revenues and correspondingly income from operations. Please show us in your supplemental response what the revisions will look like.

20. Please revise your future filings to discuss in greater detail the business reasons for the changes between periods in gross profit and operating income for each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, your gross profit percentage for the Automation segment increased significantly from 10% for 2007 to 13.9% for 2008, however, your analysis does not sufficiently explain the reasons for the increase. Please show us in your supplemental response what the revisions will look like. See Item 303(a)(3) of Regulation S-K.

Engineering Segment Results, page 22

21. Please clarify your disclosure in future filings to explain what you mean by the statement that many of your clients are "focusing more on run."

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Executive Compensation – Compensation Discussion & Analysis, page 17

General

22. We note the role that company performance plays in your decisions to make annual cash incentive awards and long-term incentive awards. In future filings, please provide a materially complete description of the correlation between performance and the payouts actually made to each of your named executive officers for the applicable fiscal year. Please understand that discussion of the various items of corporate and individual performance that were considered by the compensation committee must be accompanied by a complete qualitative and quantitative discussion of how the committee determined to award each specific form and level of compensation for that fiscal year. For example, we note minimal, if any, analysis as to how the magnitude of the bonus was determined for each executive officer. Similarly, we note that you granted Mr. Kelley options to acquire 40,000 shares of your common stock, but you have not discussed your reasons for making this grant. For each named executive officer state the factors that were considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why its was determined that the levels of compensation were appropriate in light of the factors considered.

23. We note your disclosure on page 18 that in determining your NEOs' compensation you consider, among other things, "individual performance, including achievement of individualized goals." We also note from page 20 that "[i]n selecting recipients for equity grants and in determining the size of such grants, [you] consider various factors, including…Company and individual...pre-established performance goals." With a view toward future disclosure, please provide us with the specific company and individual goals that you took into account when determining your NEOs' compensation. See Items 402(b)(1)(v) and (2)(v) as well as Instruction 4 to Item 402(b) of Regulation S-K.

Total Compensation Amounts, page 18

24. We note that your compensation committee considers the total compensation awarded to each executive officer. In future filings, please discuss how the committee uses this information to determine the amount of compensation to be paid to the named executive officers or modify the manner in which your compensation programs are implemented.

Market Data, page 18

25. We note that you use peer group data in determining total direct compensation
    and that each of your executive's compensation relative to this data is reflective of
    his experience along with other factors. In future filings, please discuss where
    you target your NEOs' compensation relative to the peer group data you collect
    (e.g., at the 50th percentile of the peer group data), and state where your NEOs'
    compensation actually fell with respect to that target. See Item 402(b)(2)(xiv) of
    Regulation S-K.

Employment Agreements; Termination and Change-in-Control Arrangements, page 21

26. We note your disclosure that "Mr. Coskey is not subject to an employment
    agreement with the Company." However, your exhibit list includes a Key
    Executive Employment Agreement entered into with Mr. Coskey, which contains
    an automatic renewal clause. Please clarify for us whether Mr. Coskey's
    employment remains in effect. Please also ensure that your disclosure in future
    filings accurately reflects the existence of employment agreements.

Annual Incentive Awards, page 20

27. In future filings, please disclose the adjustments that were actually made to the
    earnings per share measure that was used to measure corporate performance for
    the fiscal year for which you are reporting executive compensation information.

What is the role of our executives in the compensation process?, page 22

28. In future filings, please reconcile the following statements, which appear
    inconsistent. On page 20, your statement that except for bonuses paid to your
    CEO and CFO, "amounts in the bonus pool are distributed in the discretion of the
    Chief Executive Officer…." On page 22, your statement that while your CEO
    makes recommendations regarding the other executive officers' compensation,
    your "[Compensation] Committee...makes its own determinations for [y]our
    executives."

What are our equity and security ownership requirements?, page 22

29. In future filings, please clarify what you mean when you state that you
    "encourage stock ownership." For example, you may wish to clarify whether you
    have target ownership levels for each executive officer.

Executive Compensation Tables, page 24

Summary Compensation Table, page 24

30. We note your disclosure on page 20 that, under your Key Manager Incentive Plan, your annual incentive awards "are tied to annual achievement against earnings per share results." Accordingly, please disclose in future filings each of the payments made to your named executive officers from your bonus pool in the "Non-Equity Incentive Plan Compensation" column of your summary compensation table. See Item 402(a)(6)(iii) of Regulation S-K and Question 119.02 of the Division's Regulation S-K Compliance and Disclosure Interpretations. Please also disclose in future filings, in a footnote to your summary compensation table, the assumptions made in valuing your equity grants as required by the Instruction to 402(c)(2)(vi) of Regulation S-K. Please note that it is permissible to incorporate these assumptions by reference to your financial statements and related notes.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief